Ballard Power Systems Inc.

News Release

Ballard Announces Third Quarter 2014 Conference Call

For Immediate Release – October 16, 2014

VANCOUVER, CANADA– Ballard Power Systems (NASDAQ: BLDP) (TSX: BLD) will hold a conference call on Wednesday, October 29, 2014 at 8:00 a.m. PST (11:00 a.m. EST). Participating on the call will be retired CEO John Sheridan and his successor Randy MacEwen, who was appointed President and CEO on October 6, along with Tony Guglielmin, CFO and Steve Karaffa, CCO. Call participants will provide a review of Ballard’s third quarter 2014 operating and financial results.

The live call can be accessed by dialing +1-604-638-5340. Alternatively, a live audio webcast can be accessed through a link on Ballard’s homepage (www.ballard.com). Following the call, the audio webcast will be archived in the Quarterly Results area of the Investors section of Ballard’s website (www.ballard.com/investors).

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP) (TSX: BLD) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products deliver incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

Further Information
Guy McAree, +1.604.412.7919, investors@ballard.com; media@ballard.com